06008153

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.K. LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BOULEVARD, 20TH FLOOR
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS PERZ 312-692-5075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 W. MONROE STREET, SUITE 330 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DON ABRAMSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.K. LIMITED PARTNERSHIP, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LOIS GITTLESON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-9-2010

Donald Abramson
Signature

GENERAL PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

AK LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

RAVID &
BERNSTEIN LLP
Certified Public Accountants

◇ John V. Basso, CPA
◇ William H. Brock, CPA
◇ Mark T. Jason, CPA
◇ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Partners
AK Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of AK Limited Partnership (the Company) as of December 31, 2005, and the related statements of operations and changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 15, 2006

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

AK LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 4,963
Marketable securities	80,237,820
Other receivables	231,172
Computer equipment (net of depreciation)	10,450
Investment in limited liability company	23,760
Class C limited partnership interest	10,000
	$ 80,518,165

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Due to clearing organization	$ 22,574,584
Securities sold, not yet purchased, at market value	50,816,240
Accrued expenses	253,112
Miscellaneous payable	15,078
Short-term deposit, partner	215,500
	73,874,514
Partners' Capital	6,643,651
	$ 80,518,165

See Notes to Financial Statements.

AK LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Trading loss, net	$ (6,199,419)	
Interest and dividend income:		
Credit interest	587,945	
Short stock interest	842,211	
Dividend income	983,711	
Commission rebates	639,026	
Other income	41,487	
Total Revenues		$ (3,105,039)
EXPENSES:		
Payroll:		
Current year	292,939	
Trading bonus adjustment	(476,577)	
Group health insurance	31,177	
Exchange fees/costs	379,554	
Brokerage expense	45,978	
Interest expense	2,136,468	
Dividend expense	324,764	
Office expense	114,773	
Technology costs	172,657	
Outside services	58,890	
State tax	1,600	
Professional fees	48,180	
Donations	2,500	
Depreciation	3,300	
Bad debt, partner loan	253,111	
Total Expenses		3,389,314
NET LOSS		(6,494,353)
PARTNERS' CAPITAL, BEGINNING OF YEAR		5,083,511
CAPITAL CONTRIBUTIONS		14,761,673
CAPITAL WITHDRAWALS		(6,707,180)
PARTNERS' CAPITAL, END OF YEAR		$ 6,643,651

See Notes to Financial Statements.

AK LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATIONS:		
Net loss	$ (6,494,353)	
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation of computer equipment	3,300	
Write-off of loan receivable	255,130	
Gain on sale of exchange membership	(57,276)	
Increase in balance due from clearing organization	54,039,337	
Decrease in securities owned	(25,384,971)	
Increase in receivables	(157,674)	
Increase in securities sold, not yet purchased	(30,129,440)	
Decrease in accrued expenses	(449,949)	
Increase in short-term deposit	215,500	
Net cash used in operations		$ (8,160,396)
INVESTING ACTIVITIES:		
Proceeds from sale of exchange membership	148,376	
Purchase of computer equipment	(13,750)	
Investment in limited liability company	(23,760)	
Net cash provided by investing activities		110,866
FINANCING ACTIVITIES:		
Capital contributions	14,761,673	
Capital withdrawals	(6,707,180)	
Net cash provided by financing activities		8,054,493
NET INCREASE IN CASH		4,963
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR		$ 4,963
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 1,984,527

See Notes to Financial Statements.

1. Organization:

A.K. Limited Partnership ("Company") was organized under the Limited Partnership Act of California on October 1, 1993. The business of the Company is to engage in proprietary trading and market making activity in the trading of stock and options thereon, on organized exchanges in the United States. The Company is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC), and is a member of the Pacific Stock Exchange (PCX). The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Exchange memberships are recorded at cost or, where an impairment in value has occurred which is considered to be other than temporary, at a value that reflects management's estimate of the impairment. During 2005, the Company sold its Pacific Stock Exchange Membership for $148,376, resulting in a gain of $57,276.

2. Significant Accounting Policies – continued:

The Class C limited partnership interest represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

A Limited Partnership ("LP") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company. The Company is subject to California annual franchise and state income tax.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading revenue in the statement of operations.

The Company's market-making and trading activities expose the Company to varying degrees of market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Securities Owned and Sold Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, Not Yet Purchased
Equities	$65,337,225	$24,914,854
Options	14,900,595	25,901,386
	$80,237,820	$50,816,240

The options stated above represent derivative financial instruments. See Note 3.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2005 the Company had net capital of $3,659,207, which was $3,559,207 in excess of its required capital.

6. Principal Transaction Revenues:

During 2005 the Company's principal transaction losses consisted of equity activities (including equity shares and options) totaling $6,199,419.

7. Related Party Transactions:

a. Administrative Fees:

During 2005 the Company incurred administrative fees totaling $48,000 payable to Pyramid Trading, LP, one of whose partners is also a partner in AK Limited Partnership. The expense is included in the total for outside services, reported in the statement of operations and changes in partners' capital.

b. Loan Receivable, Partner:

The loan of $255,130 had a scheduled maturity of October 31, 2007, with interest payable annually at 4%. During 2005, the partner defaulted on the interest and the loan was written off as uncollectible after a determination that the partner was insolvent.

c. Short-Term Deposit, Partner:

The deposit is non-interest bearing and payable on demand, with no stated maturity. The balance is expected to be eliminated by December 31, 2006.

AK LIMITED PARTNERSHIP

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total partners' capital, end of year	$ 6,643,651
Less:	
Non-allowable assets	(44,210)
Haircuts on securities	(2,863,205)
Undue concentration	(77,029)
NET CAPITAL	3,659,207
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 3,559,207
EXCESS NET CAPITAL AT 1000%	$ 3,635,086

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 241,202
Ratio: Aggregate indebtedness to Net Capital	6.59% to 1

Note: The above information on this schedule is in agreement with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2005.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

◆ John V. Basso, CPA
◆ William H. Brock, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Partners
AK Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of AK Limited Partnership (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◇ Fax 312/782 4711

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 15, 2006